UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              HERCULES INCORPORATED
                              ----------------------
                            (Name of Subject Company)

                              HERCULES INCORPORATED
                              ----------------------
                       (Names of Persons Filing Statement)

                         Common Stock, without par value
                      ------------------------------------
                         (Title of Class of Securities)

                                    427056 10 6
                                    ----------
                      (CUSIP Number of Class of Securities)

                              Israel J. Floyd, Esq.
                              Hercules Incorporated
                            1313 North Market Street,
                         Wilmington, Delaware 19894-0001

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    COPIES TO:

     David A. Katz, Esq.                         Robert B. Schumer, Esq.
 Wachtell, Lipton, Rosen & Katz    Paul, Weiss, Rifkind, Wharton, & Garrison LLP
    51 West 52nd Street                      1285 Avenue of the Americas
 New York, New York 10019                       New York, New York 10019
      (212) 403-1000                                 (212) 373-3000
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[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS.

Exhibit No.      Description
----------       ------------------------------------------------------------

 (a)(5)(A)       Press Release issued by Hercules Incorporated on July 14, 2003.

Hercules shareholders are advised to read Hercules' solicitation/recommendation statement, if and when it becomes available, regarding the tender offer referred to in the attached press release, because it will contain important information. Free copies of the solicitation/recommendation statement, if and when it is filed by Hercules with the Securities and Exchange Commission, and other documents filed by Hercules with the SEC will be available at the SEC's web site at www.sec.gov, and will also be available, without charge, by directing requests to Helen Calhoun, Hercules Incorporated, 1313 North Market Street, Wilmington, Delaware 19894-0001, or contacting her at (302) 594-5129.